KIMBER RESOURCES INC.

Interim Consolidated Financial Statements

(Unaudited)

(stated in Canadian dollars)

Six Months Ended December 31, 2006

 KIMBER RESOURCES INC.

Interim Consolidated Balance Sheets

(Unaudited)

(stated in Canadian dollars)

	December 31, 2006	June 30, 2006

ASSETS
Current assets
Cash and cash equivalents	$8,239,586	$15,866,960
Amounts receivable (note 4)	1,104,240	993,441
Prepaid expenses	48,844	46,837
	9,392,670	16,907,238

Equipment (note 5)	692,266	603,347

Unproven mineral right interests (Schedule and note 3)	28,516,776	21,749,820
	$38,601,712	$39,260,405

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$1,137,158	$1,422,519
	1,137,158	1,422,519

SHAREHOLDERS’ EQUITY
Share capital (note 7)	43,599,580	42,766,942

Contributed surplus (note 8)	1,747,082	1,796,853

Deficit	(7,882,108)	(6,725,909)
	37,464,554	37,837,886
	$38,601,712	$39,260,405

Approved on behalf of the Board of Directors:

“R. V. Longe”	“S. P. Quin”
Director	Director

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.

Interim Consolidated Statements of Operations and Deficit

(Unaudited)

(stated in Canadian dollars)

	Three Months December 31, 2006	Six Months December 31, 2006	Three Months December 31, 2005	Six Months December 31, 2005
	$	$	$	$
Expenses
Amortization of equipment	7,282	16,696	5,281	10,647
Foreign exchange loss/(gain)	1,779	(19,279)	(18,127)	(17,027)
General exploration	298	39,272	47,146	47,146
Interest and bank charges	310	792	380	753
Investor relations and shareholder communications	147,331	178,542	91,203	158,943
Legal and audit	234,865	303,592	45,201	71,457
Office and miscellaneous	63,421	116,744	61,662	87,283
Rent	39,197	65,031	16,584	33,168
Salaries and benefits	175,058	372,333	158,892	308,035
Transfer and filing fees	10,838	31,856	36,707	64,832
Travel and accommodation	41,854	80,917	16,825	42,843
	722,233	1,186,496	461,754	808,080

Loss before other items	(722,233)	(1,186,496)	(461,754)	(808,080)

Other items
Investment income	117,901	262,762	34,169	58,625
Stock-based compensation (note 8)	(133,650)	(232,465)	(180,899)	(361,798)

Net loss for the period	(737,982)	(1,156,199)	(608,484)	(1,111,253)

Deficit - beginning of period	(7,144,126)	(6,725,909)	(4,865,258)	(4,362,489)

Deficit - end of period	(7,882,108)	(7,882,108)	(5,473,742)	(5,473,742)

Loss per share – basic and diluted	(0.01)	(0.02)	(0.02)	(0.03)

Weighted average number of common Shares outstanding	47,447,184	47,351,189	37,083,551	36,042,247

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(stated in Canadian dollars)

	Three Months December 31, 2006	Six Months December 31, 2006	Three Months December 31, 2005	Six Months December 31, 2005
	$	$	$	$
Cash provided by (used for):

Operating Activities
Net loss for the period	(737,982)	(1,156,199)	(608,484)	(1,111,253)
Adjustment for items not involving cash
Amortization of equipment	7,282	16,696	14,946	32,066
Stock-based compensation	133,650	232,465	180,899	361,798
	(597,050)	(907,038)	(412,639)	(717,389)

Net changes in non-cash working capital items
Amounts receivable	(26,912)	63,373	33,576	(184,582)
Due from related parties	-	-	750	1,500
Prepaid expenses	5,127	(2,007)	(51,249)	(50,832)
Accounts payable and accrued liabilities	(139,638)	7,004	659,752	548,552
Due to related parties	-	-	15,481	15,016
	(758,473)	(838,668)	245,671	(387,735)

Investing Activities
Purchase of equipment	(17,574)	(105,615)	(127,548)	(137,681)
Unproven mineral right interests	(3,331,739)	(7,233,493)	(2,548,491)	(4,928,505)
	(3,349,313)	(7,339,108)	(2,676,039)	(5,066,186)

Financing Activities
Common shares issued for cash	159,049	554,449	22,500	5,022,498
Share issuance costs	(4,047)	(4,047)	-	(61,678)
	155,002	550,402	22,500	4,960,820

Decrease in cash during the period	(3,952,784)	(7,627,374)	(2,407,868)	(493,101)

Cash and cash equivalents, beginning of period	12,192,370	15,866,960	6,203,415	4,288,648

Cash and cash equivalents, end of period	8,239,586	8,239,586	3,795,547	3,795,547

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.

Interim Consolidated Schedule of Unproven Mineral Right Interests

(Unaudited)

(stated in Canadian dollars)

	June 30, 2006	Net Costs	December 31, 2006

MEXICO
Monterde Property
Acquisition	$2,238,608	$464,500	$2,703,108
Exploration and Engineering
Amortization	122,016	50,489	172,505
Assays	2,031,587	800,738	2,832,325
Drilling	8,244,636	2,697,373	10,942,009
Engineering	1,009,830	254,346	1,264,176
Environmental study	646,591	272,705	919,296
Field, office	396,684	156,405	553,089
Geological, geophysical	2,877,709	583,472	3,461,181
Legal	300,883	58,469	359,352
Maps, reports, reproductions	514,157	107,589	621,746
Metallurgy	267,492	157,924	425,416
Road construction	986,489	236,123	1,222,612
Salary and wages	307,607	200,804	508,411
Scoping study	11,392	-	11,392
Socioeconomic studies	26,619	10,466	37,085
Stakeholder costs	42,275	-	42,275
Supplies	902,925	539,866	1,442,791
Travel, accommodation	771,255	144,845	916,100
Third party recoveries	(9,931)	-	(9,931)
	19,450,216	6,271,614	25,721,830
	21,688,824	6,736,114	28,424,938
Setago Property
Acquisition	6,752	-	6,752
Exploration	54,244	-	54,244
	60,996	-	60,996
Pericones Property
Acquisition	-	8,148	8,148
Exploration	-
Field, office	- -	630	630
Geological, geophysical	-	4,898	4,898
Legal	-	979	979
Maps, reports, reproductions	-	5,769	5,769
Supplies	-	2,123	2,123
Travel, accommodation	-	8,295	8,295
	-	22,694	22,694
	-	30,842	30,842
Total unproven mineral right interests	$21,749,820	$6,766,956	$28,516,776

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.

  Notes to Interim Consolidated Financial Statements

December 31, 2006

(Unaudited)

(stated in Canadian dollars)

1.

Nature of Operations

Kimber Resources Inc. (“the Company”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral rights in Mexico.  At the date of these financial statements, the Company has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves.  Accordingly, the carrying amount of deferred unproven mineral rights represents expenditures made to date and does not necessarily reflect present or future values.  The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of the Company to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

The Company has taken steps to verify title to its mineral right interests in accordance with industry standards for the current stage of exploration of these properties, however, these procedures do not guarantee that title to these rights may be subject to unregistered prior agreements or other undetected defects.

The Company does not generate cash flow from operations and accordingly, the Company will need to raise additional funds through future issuance of securities.  Although the Company has been successful in raising funds in the past, there can be no assurance the Company will be able to raise sufficient funds in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

2.

Accounting Principles and Use of Estimates

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) and require management to make estimates and assumptions that affect the amounts reported in these unaudited interim consolidated financial statements and accompanying notes.  Actual results could differ from those estimates. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited financial statements and accompanying notes for the year ended June 30, 2006 as these statements do not contain all the disclosures required by Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements are stated utilizing the same accounting policies and their methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for a full year.

The unaudited interim consolidated financial statements include the accounts of the Company, its principal wholly owned subsidiary, Minera Monterde S. de R.L de C.V. (Mexico) and two other recently activated subsidiaries, Minera Pericones S. A. de C.V. and Kimber Resources de Mexico S. A. de C.V.

3.

Unproven Mineral Right Interests

The Company’s mineral rights are located in the State of Chihuahua, Mexico.

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property comprises of 34 mineral concessions in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions

The Company owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of US$1,054,900.

KIMBER RESOURCES INC.

  Notes to Interim Consolidated Financial Statements

December 31, 2006

 (Unaudited)

(stated in Canadian dollars)

3.

Unproven Mineral Right Interests (continued)

El Coronel concessions

The Company owns a 100% interest in the El Coronel mineral concessions by having made the payment of US$1,000,000.

Staked concessions

The Company has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions.  There are no payment obligations for these staked concessions aside from annual taxes.

Setago Property

The Company staked the Setago Property in 2004, which lies approximately 24 kilometres to the west of the Monterde Property and consists of one exploration concession.  The property requires no payments, other than for annual taxes ($2,178 in 2006).

Pericones Property

The Company, through its wholly-owned Mexican subsidiary, Minera Pericones S. A. de C.V. (Mexico), has acquired a property, approximately 6320 hectares in size in Estado de Mexico. Staking of the property was initiated some time ago, but the announcement of the acquisition was postponed until title could be made secure. The property ("Pericones") covers at least two areas which are prospective for bulk tonnage silver deposits.

4.

Amounts Receivable

Amounts receivable at December 31, 2006 are comprised primarily of an IVA tax refundable from the Government of Mexico.  The IVA Tax is 15% of expenditures in Mexico and $1,035,747 is due at December 31, 2006 (2005 - $491,110).  The Company has been receiving IVA refunds on an ongoing basis up to December 2006, and expects to recover outstanding amounts.

5.

Equipment

	December 31, 2006 (Unaudited)			June 30, 2006
	Cost	Accumulated Amortization	Net value	Net value
Camp and equipment	$ 459,168	84,990	374,178	$ 309,870
Camp vehicles	223,102	52,981	170,121	172,931
Computer equipment	144,655	61,264	83,391	78,176
Computer software	54,408	39,856	14,552	16,924
Office fixtures and equipment	63,345	13,321	50,024	25,446
	$ 944,678	252,412	692,266	$ 603,347

KIMBER RESOURCES INC.

  Notes to Interim Consolidated Financial Statements

December 31, 2006

 (Unaudited)

(stated in Canadian dollars)

6.

Segmented Information

	December 31,	June 30,
	2006	2006
Assets by geographic segment, at cost
Canada
Current	$ 8,022,689	$ 15,613,404
Equipment	85,605	77,503
Unproven mineral right interests	2,868,429	2,399,083
	10,976,723	18,089,990
Mexico
Current	1,369,981	1,293,834
Equipment	606,661	525,844
Unproven mineral right interests	25,648,347	19,350,737
	27,624,989	21,170,415

	$ 38,601,712	$ 39,260,405

7.

Share Capital

a)

Authorized: 80,000,000 common shares without par value

b)

Issued and outstanding:

Number of Shares	Amount

Balance – June 30, 2005	33,732,828	$ 19,033,066

Private placements	10,380,832	19,095,038
Exercise of options	549,570	540,218
Exercise of warrants	2,451,692	4,413,050
Less share issue costs	-	(644,307)
Reallocation from contributed
surplus on exercise of options	-	329,877
	13,382,094	23,733,876
Balance – June 30, 2006	47,114,922	42,766,942
Exercise of options	443,666	554,449
Less share issue costs	-	(4,047)
Reallocation from contributed
surplus on exercise of options	-	282,236
	443,666	832,638
Balance – December 31, 2006	47,558,588	$ 43,599,580

c)

Warrants

At December 31, 2006, 1,566,666 warrants were outstanding which are exercisable at $1.80 per share to February 26, 2007. No warrants have been granted since June 30, 2006.  During January 2007 666,666 warrants were exercised for cash proceeds of $1,199,999 leaving 900,000 warrants outstanding.

KIMBER RESOURCES INC.

Notes to Interim Consolidated Financial Statements

December 31, 2006

 (Unaudited)

(stated in Canadian dollars)

7.

Share Capital  (continued)

d)

Stock Options

The Company’s stock option plan allows the Company to grant up to 5,294,613 stock options, exercisable at the market price as determined on the last trading date preceding their grant, and vesting as to 1/3 of their number on the date of their grant and then 1/3 in each nine month period thereafter.

Summary of stock option activity:

	Period ended December 31, 2006		Year ended June 30, 2006
	Options Outstanding	Weighted average exercise price	Options Outstanding	Weighted average exercise price

Balance, beginning of period	3,402,800	$ 1.21	3,435,450	$ 1.11
Granted	575,000	2.52	527,000	1.64
Exercised	(443,666)	1.25	(549,570)	1.26
Cancelled	(768,434)	0.88	(10,080)	1.80
Balance, end of period	2,765,700	$ 1.56	3,402,800	$ 1.21

Stock options outstanding and exercisable at September 30, 2006 are as follows:

Exercise price	Number outstanding	Number exercisable	Expiry date
$
0.45	653,700	653,700	June 2007 – October 2007
0.73	330,000	330,000	August 2008
2.05	175,000	175,000	January 2009
2.14	565,000	565,000	October 2009
1.80	25,000	25,000	December 2009
1.70	40,000	40,000	April 2010
1.65	352,000	227,996	September 2010
1.50	50,000	33,333	December 2010
2.40	250,000	83,333	July 2011
2.59	225,000	75,000	November 2011
2.67	100,000	33,333	December 2011
	2,765,700	2,241,695

8.

Contributed Surplus and Stock-based Compensation

The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate – 3.1%-4.3% (2005 – 3.1%-3.6%); estimated share price volatility – 41%-66% (2005 – 59%-62%); expected life – 1.5-5 years (2006 – 1.5-5 years).

KIMBER RESOURCES INC.

  Notes to Interim Consolidated Financial Statements

December 31, 2006

 (Unaudited)

(stated in Canadian dollars)

8.

Contributed Surplus and Stock-based Compensation (continued)

Option pricing models require the use of estimates and assumptions including the expected volatility.  Changes in these underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Stock-based-compensation has been recognized for the following grants:

Balance - June 30, 2005	$ 1,366,406

Options granted to employees and consultants	760,324
Share options exercised, transfer to share capital	(329,877)
Balance - June 30, 2006	$ 1,796,853
Options granted to employees and consultants	232,465
Share options exercised, transfer to share capital	(282,236)
Balance – December 30, 2006	$ 1,747,082

For stock options granted and not vested, compensation expense is recognizable in future periods as follows:

June 30, 2007	185,794
June 30, 2008	338,684
$524,478

Kimber Resources Inc.

Management’s Discussion and Analysis

February 1, 2007

The following management discussion and analysis of the Company’s financial position is for the three month period ended December 31, 2006 and covers information up to the date of this report. This discussion should be read in conjunction with the attached financial statements and related “Notes to the Consolidated Financial Statements” which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  The discussion and analysis may contain certain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.kimberresources.com.

Introduction

Kimber Resources Inc. is a Canadian-based company principally engaged in the exploration of the Monterde gold/silver property (the “Property”) located in the Monterde Mining District in the state of Chihuahua, Mexico. The Company’s primary targets are open-pittable ore bodies, where gold and silver are amenable to extraction by heap leaching and, possibly, conventional milling. The Company’s policy allocates the greater part of its funds to exploring for additional gold-silver resources on its principal asset, the Monterde Property.

While drilling exploration targets for additional gold and silver resources, the Company is advancing the Carmen deposit towards pre-feasibility status so that its full value can be recognized.

Results of Operations

The net loss for the three month period ended December 31, 2006 was $737,982 or $0.01 per common share compared with $608,484 or $0.02 per share loss for the three months ended December 31, 2005.

During the three months ended December 31, 2006 the Company spent $3,029,602 on its mineral properties ($3,737,354 in three months ended September 30, 2006); $9,411 for property acquisition payments and taxes and had mineral property expenditures of $3,020,191.  Drilling costs were $990,155 compared to $1,707,218 in September 30, 2006 as drilling on Carmen was reduced. Assay costs during the three months ended December 31, 2006 were $398,513 compared to $402,225 for the comparable period ended September 30, 2006. Geological expenditures were $291,202 compared to $292,270 in the three months ended September 30, 2006.

In accordance with stock-based compensation policy required by the Canadian Institute of Chartered Accountants for the three months ended December 31, 2006 the Company recorded an expense of $133,650 on 365,000 stock options including 325,000 granted in the period. This is a non-cash expense and does not affect the Company’s operations. Without this non-cash expense, the Company would have recorded a loss of $604,332 during the 3 months ended December 31, 2006.

Salary and benefits expenses decreased to $175,058 in the three months ended December 31, 2006 from $197,275 in the three months ended September 30, 2006 due to some staff reductions.

Legal and audit costs increased significantly to $234,865 in the three months ended December 31, 2006 from $68,727 in the previous quarter due mainly to legal bills in relation to the impending, but now resolved,  proxy battle and shareholder allegations.

Investor relations and shareholder communications expenses increased to $147,331 in the three months ended December 31, 2006 from $31,211 in the three months ended September 30, 2006 due to the impact of the impending, but now resolved, proxy battle and printing, design and distribution costs for the AGM and Annual Report.

Office and miscellaneous expenses increased during the period ended December 31, 2006 to $63,421 from $53,323 in the period ended September 30, 2006. Rent expense for the head office increased to $39,197 in the period ended December 31, 2006 from $25,834 in the three month period ended September 30, 2006.  Both categories increased as the result of an increase in office space occupied and related office costs.

The Company recorded a loss from foreign exchange of $1,779 during the three months ended December 31, 2006. The loss comes from funds advanced to Mexico during the period that have declined in value due to fluctuations in the Mexican peso or United States Dollar relative to the Canadian dollar.

Summary of Quarterly Results for periods ended March 31, 2005 to December 31, 2006

	Q3 Mar31/05	Q4 Jun30/05	Q1 Sep30/05	Q2 Dec31/05
Interest income	22,093	26,537	24,456	34,169
Total Loss	(500,446)	(536,681)	(502,769)	(608,484)
Loss per share	(0.02)	(0.01)	(0.01)	(0.02)

	Q3 Mar31/06	Q4 Jun30/06	Q1 Sep30/06	Q1 Dec31/06
Interest income	74,470	162,867	144,861	117,901
Total Loss	(546,797)	(705,370)	(418,217)	(737,982)
Loss per share	(0.01)	(0.02)	(0.01)	(0.01)

The Company is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities, which allow the Company to undertake further development and exploration on its properties.

Revenues for the Company are for interest and gains received on cash or short-term investments (low-risk banker’s acceptance notes that yield 3.90% to 4.10% on an annual basis) classified as cash.  Interest revenues fluctuate according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest received on cash balances.

Financial Condition

At December 31, 2006, the Company had working capital of $8,206,668 (September 30, 2006 - $11,690,765). The reduction in working capital is principally the result of expenditure on unproven mineral right interests of $3,029,602, a net operating loss of $604,332 (excluding stock compensation expense) and no major financing. During the three months ended December 31, 2006 the Company issued 174,666 shares for net proceeds of $159,049 from option exercises.

Current liabilities were $1,137,158 at December 31, 2006 compared to $1,752,689 as at September 30, 2006. The Company has no long-term indebtedness or long-term obligations.

Cash Flows

The Company generates cash inflow from selling its shares either through financings or the exercise of existing share purchase warrants and stock options. There is a liquidity risk that these warrants and options may not be exercised if the price of the Company’s share price falls below the exercise price due to market conditions.

Amounts receivable decreased by $146,844 to $1,104,240 during the three months ended December 31, 2006 mainly attributable to IVA tax receipts from the Government of Mexico, for previous filings, exceeding input tax credit payments for recent expenditure. Receivables for IVA, which is 15% of expenditures in Mexico, increased during the year in line with increased overall expenditure in Mexico.

Prepaid expenses, which are mostly insurance policies and advances for investment conferences, increased since the fiscal year end by $2,007 to $48,844.

During the six months ended December 31, 2006 the Company issued 443,666 shares for net proceeds of $554,449 from option exercises.

Number of Shares	Amount

Balance – June 30, 2005	33,732,828	$ 19,033,066

Private placements	10,380,832	19,095,038
Exercise of options	549,570	540,218
Exercise of warrants	2,451,692	4,413,050
Less share issue costs	-	(644,307)
Reallocation from contributed
surplus on exercise of options	-	329,877
	13,382,094	23,733,876
Balance – June 30, 2006	47,114,922	42,766,942
Exercise of options	443,666	554,449
Less share issue costs	-	(4,047)
Reallocation from contributed
surplus on exercise of options	-	282,236
	443,666	832,638
Balance – December 31, 2006	47,558,588	$ 43,599,580

Financings

The Company has not carried out any Financings since June 30, 2006.

Contractual Obligations

The Company has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde Property.

The Company leases its office premises under an operating lease which expires in the fiscal year ending June 30, 2011.  The Company is obligated to make basic rent payments under its operating lease in each of the fiscal years from 2007 to 2011 totalling $336,939 at December 31, 2006. In addition, under the lease the Company has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at January 31, 2007 the Company’s cash and cash equivalents was $8,518,713. As at January 31, 2007, the overall net working capital of the Company, being cash plus receivables less payables, was estimated to exceed $8 million.

If, at January 31, 2007, existing warrants and vested, in-the-money options were exercised, the Company would generate $4,462,107 (warrants - $1,620,000; options -$2,842,107).

At present, management believes that it has sufficient financial resources to continue operations at the current level until mid-2007 and for general corporate purposes for the next 12 months.

The Company does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

Amounts paid to related parties were in the normal course of operations and were valued at fair market value as determined by management.

Mineral Properties

Monterde Project

The Monterde Property is the Company’s principal asset, located in the Sierra Madre Mountains of southwestern Chihuahua State, approximately 75 kilometres northwest of Glamis Gold Ltd.’s El Sauzal Mine and approximately 50 kilometres southeast of the Ocampo Mining District where Gammon Lake is mining at Ocampo.  Monterde is located in the Guazapares Municipality, approximately 260 road kilometres southwest of Chihuahua, Mexico. The Property is held through Kimber’s 100% owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V.

Until June 18, 2006, Mr. Alan Hitchborn, B. Sc., then Vice President, Development, managed the field program on the Monterde Project.  Since then field operations have been under the direction of Robert Longe, P. Eng, President and CEO of Kimber. Mr. J.B. Richards, P. Eng., Vice-President, Engineering, is the designated internal Qualified Person for the Project, responsible for quality control and verifying all data.

The Company has been actively drilling on the Monterde Property throughout the year.  The number of drills expanded from one reverse circulation rig (RC) in July 2004 to three drills; a core drill and two reverse-circulation (RC) drills. By October 2006 one large RC drill had been returned to the supplier and the core rig was returned in February 2007.  The Company drills for twenty-day periods followed by ten-day breaks.

To December 31, 2006 there have been 599 reverse-circulation (RC) holes drilled on the Monterde Property totalling 125,171 metres and 131 core holes drilled over 29,794.3 metres.  466 of the RC holes were drilled on the Carmen deposit (98,777 metres); 50 holes on La Veta Minitas structure; 2 on the De Nada zone, 6 on El Orito Sur, 7 on El Orito Norte, and 68 holes drilled on the Carotare deposit. Results of individual drill holes can be found on the Company’s website or on Sedar.

In January 2005, the Company expanded its property holdings by staking concessions adjacent to the Monterde Property. Ground measuring 37 kilometres in length was staked around and to the southeast of the original concessions.   The land under Kimber’s 100% ownership in the Monterde District is now approximately 29,000 hectares.

Descriptions of resource estimates and details about the mineral properties in this report are based on information  known at the effective date of this report being February 1, 2007.

Carmen Deposit

The Carmen is the most advanced of the gold and silver deposits on the Monterde property. The current resource estimate on this deposit was prepared by block model methods by G. Giroux, P.Eng. of Micon International. His report, dated July 17th, 2006 is filed on SEDAR. This resource estimate is summarized in the table below, and includes blocks from the silver zone containing greater than 35g/t silver.

Carmen Deposit Resource Estimate “M” (Block Model) above 0.3g/t Au
	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	21.2	0.87	44	1.45	589,300	29,934,200	988,400
Indicated	8.7	0.78	23	1.09	217,600	6,416,900	303,200
Measured & Indicated	29.9	0.84	38	1.34	806,900	36,351,100	1,291,600
Inferred	2.9	0.76	10	0.89	71,700	899,400	83,700

*conversion factor of 75 ounces of silver to one ounce of gold

A block model is a mathematical representation of the metal distribution on a regular grid of points in three dimensions that extend over the mineralized volume of rock tested by the drill holes.  It is based on the same volume of rock from which the polygonal estimate was made.  The grid intervals over which the estimate is made are set from assumptions made on how the deposit would be mined.  In this case, the block dimensions were set at 6 by 6 metres square on benches 6 metres high, that is 6 metre cubes.  A block model is desirable because it can be used as the input to computer software used in mine design.

The grade distribution of both gold and silver separately were modeled by interpretation of assay data on bench plans within the previously determined mapable limits of 0.1 and 35 g/t for gold and silver, respectively.  The grade values at the block centres were estimated by ordinary kriging.  Kriged estimates typically contain more tonnes at lower grade than polygonal estimates due to the smoothing effect of averaging block grades from several adjacent drill holes. The Measured and Indicated categories in the block model indicate similar metal content to the polygonal estimate. Inferred resources are reduced because the criteria for this category in block models are more stringent than in polygonal estimates.  In any case Inferred resources cannot be raised to Reserve status.

The block model estimate shown above was preceded by a polygonal estimate. Both polygonal and block model estimates were based on the 344 reverse circulation (RC) holes drilled on the Carmen deposit for which results were available to February 15, 2006. The polygonal estimate was prepared by the Company’s geological and engineering staff. The bulk density value used in current resource estimates, 2.30 tonnes per cubic metre, is based on measurements using drill core.

Although no longer current, this polygonal estimate is shown because it is used for year-by-year comparisons in total resources on the Monterde property and for comparison with other deposits on the Monterde property, which were also estimated by polygonal methods. The table is also useful as an indication of Inferred resources determined by geological extrapolation. The numbers shown below differ slightly from those in the news release dated April 20, 2006 due to refinement in the data during report preparation.

Carmen Deposit Resource Estimate “M” (Polygonal)
	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	18.902	0.94	57	1.70	574,300	34,613,000	1,036,000
Indicated	3.808	1.08	43	1.65	132,400	5,311,000	203,000
Measured & Indicated	22.710	0.97	55	1.70	706,700	39,924,000	1,239,000
Inferred	7.433	1.36	38	1.87	325,200	9,068,000	446,000

*conversion factor of 75 ounces of silver to one ounce of gold

Boundaries to the mineralized body, incorporating the revised understanding of controls to mineralization, were drawn manually on each of 30 vertical sections 25 metres apart. Polygons were then drawn to outline mineralized blocks to cut-off grades at 0.3 g/t gold or 35 g/t silver, if the gold grade is below 0.3 g/t.

Cost of Resource Ounces

The cost of resource ounces to date (using all property-related costs, exclusive of overhead and purchase payments, applied to all resource categories, including Inferred) is approximately $15 per gold-equivalent ounce.

Metallurgical Testing

Metallurgical testing to determine silver and gold recovery rates is ongoing. To date, 247 “Characterization “ tests have been done on core from the Carmen area.  These characterization tests measure the amenability of the materials tested to treatment by cyanide leaching to recover gold and silver.  The data will be used to model the metal recovery in the deposit.  The average recoveries in these tests are very much in line with results previously reported; averaging 96% for gold and 48% for silver.  Note that these averages are grade-weighted, that is, generally the recovery is higher from the higher grade samples, and that is factored into these averages.  In addition to the characterization tests, a second series of tests were recently completed on the amenability of coarse material to cyanide leaching.  These tests were on material sizes that would be considered for heap leaching.  These tests indicated that heap leaching would most likely not be economic.  Metallurgical studies continue on conventional agitation leaching.

Veta Minitas

This small, partially drilled deposit, lies approximately 200 metres to the west of the Carmen.

Veta Minitas Resource Estimate of November 2004 (Polygonal)
	Tonnes	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	701,000	0.63	88	1.66	14,200	1,974,900	40,600
Indicated	176,000	1.03	105	2.26	5,800	591,800	13,700
Measured & Indicated	877,000	0.71	91	1.78	20,000	2,600,000	54,300
Inferred	381,000	0.37	69	1.18	5,000	840,000	15,700

*conversion factor of 75 ounces of silver to one ounce of gold

As with the Carmen deposit, grade cut-off is 0.3 grams gold per tonne or 35 grams silver per tonne if the gold grade is less than 0.3 grams per tonne.  Recent drilling on Veta Minitas has been to test the continuity of a promising intersection reported in November, 2006.

Carotare Deposit

The Carotare deposit, two kilometres to the west of the Carmen, was discovered in April 2005.  On November 8, 2005, the Company delivered a resource estimate on the Carotare deposit based on the first 28 holes drilled. The estimate was prepared under the supervision of External Qualified Person, Mr. A.A. Burgoyne, P.Eng. of Burgoyne Geological Inc.  As shown in the table below, the Carotare estimate outlines a Measured & Indicated resource of 105,000 gold equivalent ounces and an Inferred resource of 143,000 gold equivalent ounces. Drilling since this estimate has not identified additional zones likely to be economic.

Carotare Resource Estimate of November 2005 (Polygonal)
	Tonnes	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	1,680,000	0.81	29	1.20	44,000	1,577,700	65,000
Indicated	1,020,000	0.83	29	1.22	26,900	944,900	40,000
Measured & Indicated	2,700,000	0.82	29	1.21	71,000	2,525,000	105,000
Inferred	3,780,000	0.85	25	1.18	103,000	2,990,000	143,000

*conversion factor of 75 ounces of silver to one ounce of gold

Gold to Silver Equivalent Values

At approximately 40 million ounces of silver in Measured & Indicated and more than 9 million ounces in the Inferred category, silver remains a very important component of the deposit., The Company used a conversion factor of 75 ounces of silver for one ounce of gold for calculating gold-equivalent values, to reflect the prices of both metals and the expected recoveries of each. The conversion factor may be revised as prices change and as more is known about recoveries.

Potential of the Monterde Property (29,000 hectares)

Although an increase in the value of the Carmen deposit may follow from identification of underground resources, and from upgrading resources to reserves (expected from a pre-feasibility study), the greatest potential for the Monterde Property lies in exploration targets yet to be identified. Drilling to date has been confined to less than 50 hectares of the 29,000 hectare property.

Monterde Property

The final option payment having been made, the Company now owns a 100% interest in all the concessions within the Monterde  property.

Safety

Kimber continues to encourage a safe work environment. Safety meetings are held and first aid instruction given. Protective equipment is mandatory in the vicinity of heavy machinery and underground.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

The Company maintains its cash balances in Canadian dollars and converts them to United States dollars or Mexican Pesos when payments are required.  No hedging has been undertaken to date as management has viewed the Canadian dollar as the stronger currency in recent years.

The Company’s financial instruments consist of cash, amounts receivable, prepaid expenses, accounts payable and accrued liabilities.  Property payment commitments are due in United States dollars which will vary with the Canadian/US dollar exchange rate.

Legal Proceedings

The Company and its subsidiaries are not parties to any legal proceedings and have no contingent liabilities.

Changes in Accounting Policy

There were no changes to accounting policies adopted in the three months ended December 31, 2006.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that material information is made known to the President and Chief Financial Officer and other officers and have concluded that its disclosure controls and procedures are effective.

Outstanding Share Data

The Company has one class of shares and at December 31, 2006 the Company had 47,558,588 shares issued and 51,890,954 outstanding on a fully diluted basis.

The Company has a stock option plan and at December 31, 2006 there were 2,765,700 options outstanding. Of the 2,765,700 options granted to employees, directors and consultants 2,241,695 had vested.

The Company had 1,566,666 warrants outstanding as at December 31, 2006 all exercisable at $1.80. During January 2007, 666,666 warrants were exercised for cash proceeds of $1,199,999 leaving 900,000 warrants outstanding.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report and in the notes to financial statements.

The Company’s financial success is subject to general market conditions, which affect mining and exploration companies.  The value of the Company’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which the Company has no control, although it may choose to hedge some of its future production.  The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso.  The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases.  Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted.  The Company also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances.  The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.  The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

Form 52-109F2 - Certification of Interim Filings

I, Robert Longe, President and Chief Executive Officer of Kimber Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kimber Resources Inc., (the issuer) for the period ended December 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: February 13, 2007

“Robert V. Longe”

President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Gordon Cummings, Chief Financial Officer of Kimber Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kimber Resources Inc., (the issuer) for the period ended December 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: February 13, 2007

“Gordon Cummings”

Chief Financial Officer